SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                            Maguire Properties, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    559775101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Jonathan Brooks
                            Smithwood Advisers, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                 (310) 286-2929

                                 With a copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 28, 2008
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------------------------------------------------------------
CUSIP No.559775101                 13D/A                   Page 2 of 10 Pages


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.559775101                 13D/A                   Page 3 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JMB Capital Partners Master Fund, L.P.
            0001408898

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,650,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.7 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                   Page 4 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Advisers, L.P.
            0001362178
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,650,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.7 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                    Page 5 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood General Partner, LLC
            0001362164
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,650,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.7 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                    Page 6 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Partners, LLC
            0001335705
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,650,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.7 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                    Page 7 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Jonathan Brooks
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,650,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,650,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.7 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                    13D/A                   Page 8 of 10 Pages
-------------------------------------------------------------------------------


            The Schedule 13D filed on November 13, 2007 (the "Original 13D"), as amended on December 2, 2007 (the "Amendment No. 1"), June 26, 2008 (the "Amendment No. 2"), and July 2, 2008 (the "Amendment No. 3", and together with the Original 13D as amended, "the 13D") by JMB Capital Partners Master Fund, L.P., a Cayman Island limited partnership, Smithwood Advisers, L.P., a California limited partnership, Smithwood General Partner, LLC and Smithwood Partners, LLC, both California limited liability companies, and Jonathan Brooks, a United States citizen (collectively, the "Reporting Persons"), is hereby amended by this Amendment No. 4.

Item 4.     Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following paragraph immediately prior to the final paragraph of Item 4:

            On July 28, 2008, the Master Fund and certain affiliates (the "JMB Parties") entered into a Stockholder Agreement (the "Settlement Agreement") pursuant to which, subject to certain conditions, the Company agreed (i) to increase the size of the Board to ten members until the 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"), (ii) to name Jonathan Brooks and Cyrus Hadidi of JMB Capital Partners, a third director to be named by the JMB Parties (together, the "JMB Designees") and Paul Watson to the Board,
(iii) to reduce the size of the Board to seven and support the election to the Board of the JMB Designees and Mr. Watson at the 2008 Annual Meeting, (iv) to appoint the JMB Designees to certain committees of the Board, and (v) to hold the 2009 Annual Meeting of Stockholders no earlier than October 2, 2009.

            The JMB Parties agreed, subject to certain exceptions, (i) to support the election at the 2008 Annual Meeting of nominees designated by the Company, (ii) to withdraw any proposal or proposed nominees with respect to the 2008 Annual Meeting, and (iii) until the termination of the Settlement Agreement, not to (a) make future acquisitions of shares of Common Stock, (b) form a "group" with respect to the Common Stock, (c) finance, assist or encourage anyone to acquire Common Stock for the purpose of influencing control over the business of the Company, (d) solicit proxies or consents, (e) seek to call any special meeting of stockholders, make a stockholder proposal, nominate any person for election to, or increase of decrease the number of, directors on the Board, remove any member of the Board, or seek additional representation on the Board, in each case, except as provided in the Settlement Agreement, (f) enter into a voting agreement or voting trust, (g) make any public announcement with respect to, or assist or encourage any other person in connection with, a merger, tender or exchange offer, sale or purchase of assets, or restructuring or recapitalization, involving the Company, except as required by law, (h) make any public announcement or remarks critical of the Company, its officers or directors or in favor of a proposal opposed by a majority of the Board, (i) commence any litigation against the Company, (j) make any public request to amend, waive or terminate the Settlement Agreement, or (k) otherwise take any action inconsistent with the foregoing.

            The Settlement Agreement and the JMB Parties' obligations will terminate immediately prior to the Company's 2009 Annual Meeting of Stockholders and upon the occurrence of certain events as set forth in the Settlement Agreement, including in the event a third party submits a proposal or any nominees for election to the Board for the 2008 Annual Meeting.

            The Settlement Agreement further provides that the number of JMB Designees entitled to serve on the Board will decrease in the event that the number of shares of Common Stock beneficially owned by the JMB Parties decreases below certain designated thresholds as a result of sales by the JMB Parties.

            The foregoing description of the Settlement Agreement is a summary only and is qualified in its entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 3.

CUSIP No.559775101                 13D/A                    Page 9 of 10 Pages
-------------------------------------------------------------------------------


Item 5.     Interest in Securities of the Issuer.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended as follows:

          (c) There have been no transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 3 to this
               Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

     Exhibit 3:  Settlement Agreement, dated July 28, 2008.

CUSIP No.559775101                 13D/A                    Page 10 of 10 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 30, 2008


JMB CAPITAL PARTNERS MASTER FUND, L.P.      SMITHWOOD ADVISERS, L.P.

By: Smithwood Partners, LLC,                By: Smithwood General Partner, LLC,
    General Partner                             General Partner

By: /s/ JONATHAN BROOKS                     By: /s/ JONATHAN BROOKS
    ---------------------                       -------------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title  Managing Member


SMITHWOOD GENERAL PARTNER, LLC                  SMITHWOOD PARTNERS, LLC

By: /s/ JONATHAN BROOKS                         /s/ JONATHAN BROOKS
    ---------------------                       -------------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title: Managing Member


JONATHAN BROOKS
/s/ JONATHAN BROOKS
-------------------------